UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. __)*

1st SOURCE CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

336901103

(CUSIP Number)

Steven J. Wessell
1st Source Bank
100 North Michigan Street
South Bend, IN  46601
574-235-2783

(Name, Address and Telephone Number of Person

Authorized to receive Notices and Communications)

September 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Irrevocable Trust created by Ella L. Morris dated April 28, 1932

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,575,606
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		2,575,606

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,575,606

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Carmen C. Murphy Trust, Oliver C. Carmichael III Trust, Ernestine C. Nickle Trust & Stanley C. Carmichael Trust U/A dtd 3/22/1957

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		350,734
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		350,734

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
350,734

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Carmen C. Murphy Trust, Oliver C. Carmichael III Trust, Ernestine C. Nickle Trust & Stanley C. Carmichael Trust U/A dtd 10/20/1959

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

NUMBER OF	7.	SOLE VOTING POWER
SHARES		664,574
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		664,574

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
664,574

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2877 dated August 6, 1960

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		535,482
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		535,482

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
535,482

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2879 dated August 6, 1960

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		836,119
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		836,119

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
836,119

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Irrevocable Living Trust Created for Oliver C. Carmichael III by Ernestine M. Carmichael dated October 27, 1964

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		9,260
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		9,260

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,260

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No.  336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Irrevocable Living Trust Created for Carmen C. Murphy by Ernestine M. Carmichael dated October 27, 1964

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		15,679
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		15,679

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,679

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Irrevocable Charitable Living Trust Created by Ella L. Morris Designated as Trust No. 213653 dtd December 24, 1964

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		5,812
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		5,812

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,812

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Irrevocable Charitable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3673 dtd January 22, 1965

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		22,654
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		22,654

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,654

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3753 dated August 20, 1965

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		830,487
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		830,487

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,487

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Trust No. 11 & Trust No. 12 held under the Revocable Living Trust Created by Ella L. Morris dated October 12, 1965

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		77,066
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		77,066

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,066

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the Trusts for Oliver C. Carmichael III, Stanley C. Carmichael, Carmen C. Murphy & Ernestine C. Nickle U/A dtd 7/2/1971

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		368,851
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		368,851

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,851

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%

14.           TYPE OF REPORTING PERSON*
OO

CUSIP No. 336901103

1.           NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
1st Source Bank, as trustee of the trusts identified as reporting in this Schedule 13D

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A)  ☒
(B)  ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		6,292,324
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		6,292,324

	10.	SHARED DISPOSITIVE POWER

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,292,324

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%

14.           TYPE OF REPORTING PERSON*
OO

Item 1.  Security and Issuer.

This Schedule 13D relates to common stock, without par value (the "Shares"), of 1st Source Corporation, a Delaware corporation (the "Issuer" or the “Company”).  The address of the principal executive offices of the Issuer are located at 100 North Michigan Street, South Bend, Indiana 46601.

Item 2.  Identity and Background.

This statement is filed by 1st Source Bank, as trustee of the trusts set forth below  (collectively, the “Reporting Persons”).  These trusts are referred to herein as the “Family Trusts”.  The business address of each Reporting Person is 100 North Michigan Street, South Bend, Indiana 46601.  1st Source Bank is a subsidiary of the Issuer.

Family Trusts

Irrevocable Trust created by Ella L. Morris dated April 28, 1932;

Carmen C. Murphy Trust, Oliver C. Carmichael III Trust, Ernestine C. Nickle Trust & Stanley C. Carmichael Trust U/A dtd 3/22/1957;

Carmen C. Murphy Trust, Oliver C. Carmichael III Trust, Ernestine C. Nickle Trust & Stanley C. Carmichael Trust U/A dtd 10/20/1959;

Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2877 dated August 6, 1960;

Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2879 dated August 6, 1960;

Irrevocable Living Trust Created for Oliver C. Carmichael III by Ernestine M. Carmichael dated October 27, 1964;

Irrevocable Living Trust Created for Carmen C. Murphy by Ernestine M. Carmichael dated October 27, 1964;

Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 213653 dtd December 24, 1964;

Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 21-3673 dtd January 22, 1965;

Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3753 dated August 20, 1965;

Trust No. 11 & Trust No. 12 held under the Revocable Living Trust Created By Ella L. Morris dated October 12, 1965; and

Trusts for Oliver C. Carmichael III, Stanley C. Carmichael, Carmen C. Murphy & Ernestine C. Nickle U/A dtd 7/2/1971.

Each Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is an Indiana state bank and a member of the Federal Reserve System.

Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.  Purpose of Transaction.

The shares of Common Stock of the Issuer whose beneficial ownership is attributed to each Reporting Person were acquired by the Reporting Person for investment purposes.  Each Reporting Person disclaims any beneficial ownership of Shares held by the other Reporting Persons.

Each Reporting Person intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, or (b) to dispose of all or a portion of the securities of the Issuer owned by its in the open market, in privately negotiated transactions or otherwise.  At the date of this Statement, each Reporting Person, except as set forth in this Statement, and consistent with the Reporting Person’s position with the Issuer, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)           Any action similar to any of those actions enumerated above.

1st Source Bank, as the trustee of the Family Trusts, has petitioned the St. Joseph County, Indiana, Probate Court requesting, among other things: (i) approval of division of certain of the Family Trusts into four separate family trust lines and (ii) approval of a diversification and retention program with respect to shares of the Issuer held by the Family Trusts. These actions are being taken in light of possible changes in tax laws and for financial and estate planning purposes, including the possible divesture of some shares of the Issuer owned by the Family Trusts.

Each of the Reporting Persons may discuss ideas that, if effected, may relate to the matters listed in clauses (a) through (j) above.  Each of the Reporting Persons believes the Issuer may, from time to time, take any available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) above, including but not limited to issuances of additional Shares for cash in public or private offerings.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) 1st Source Bank, as trustee of each Family Trust, is stockholder of record of the shares of common stock of the Company listed on the cover pages for the Family Trusts.   A total of 6,292,324 shares of common stock of the Company are held in the aggregate by the Family Trusts, representing 25.9% of the outstanding Shares (based upon 24,276,271 Shares outstanding on July 13, 2012).  The Family Trusts may be deemed to be a “group” as such term is defined under Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, Shares deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1).

(c) The following table sets forth the transactions completed by the Reporting Persons in the last 60 days.

Date	Type of Transaction	Shares	Price

9/13/12	Sale by broker	700(1)	$23.0714
9/14/12	Sale by broker	5,130(1)	$23.1098
9/18/12	Sale by broker	4,406(1)	$23.077
(1) Shares sold on behalf of certain of the Carmen C. Murphy Trust, Oliver C. Carmichael III Trust, Ernestine Nickle Trust & Stanley C. Carmichael Trust U/A dated March 22, 1957.

(d)           Each Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Person.

(e)           It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 10, 2012, certain of the Carmen C. Murphy Trust, Oliver C. Carmichael III Trust, Ernestine Nickle Trust and Stanley C. Carmichael Trust U/A dated March 22, 1957, the Carmen C. Murphy Trust, Oliver C. Carmichael III Trust, Ernestine C. Nickle Trust & Stanley C. Carmichael Trust U/A dtd 10/20/1959, and Trusts for Oliver C. Carmichael III, Stanley C. Carmichael, Carmen C. Murphy & Ernestine C. Nickle U/A dtd 7/2/1971 entered into a 10b5-1 agreement to sell up to 242,752 Shares.

Except as provided herein, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be filed as Exhibits.

99.1   Joint Filing Agreement among the Reporting Persons.

*           *           *

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  September 20, 2012

FIRST SOURCE BANK, AS TRUSTEE OF:

That certain irrevocable trust indenture between Ella Louise Morris, as grantor, and Ernest M. Morris, as trustee, dated April 28, 1932

The Carmen C. Murphy Trust, the Oliver C. Carmichael III Trust, the Ernestine C. Nickle Trust, and the Stanley Clark Carmichael Trust held under that certain irrevocable trust agreement between Ella L. Morris, as grantor, and First Bank and Trust Company of South Bend, as trustee, dated March 22, 1957

The Carmen C. Murphy Trust, the Oliver C. Carmichael III Trust, the Ernestine C. Nickle Trust, and the Stanley Clark Carmichael Trust held under that certain irrevocable trust agreement between Ella L. Morris, as grantor, and First Bank and Trust Company of South Bend, as trustee, dated October 20, 1959

That certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2877, dated August 6, 1960

That certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2879, dated August 6, 1960

That certain trust known as the Irrevocable Living Trust Created for Oliver C. Carmichael III by Ernestine Raclin (f/k/a/ Ernestine M. Carmichael), dated October 27, 1964

That certain trust known as the Irrevocable Living Trust Created for Carmen C. Murphy by Ernestine Raclin (f/k/a/ Ernestine M. Carmichael), dated October 27, 1964

That certain trust known as the Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 213653, dated December 24, 1964

That certain trust known as the Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 21-3673, dated January 22, 1965

That certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3753, dated August 20, 1965

Trust No. 11 For The Primary Benefit Of Ernestine Raclin and Carmen C. Murphy and Trust No. 12 Providing For A Charitable Annuity And Otherwise For The Primary Benefit Of Ernestine Raclin And Carmen C. Murphy held under that certain trust known as the Revocable Living Trust Created By Ella L. Morris, dated the 12 day of October, 1965

The Charitable Annuity Trust for Oliver C. Carmichael III, the Charitable Annuity Trust for Stanley Clark Carmichael, the Charitable Annuity Trust for Carmen C. Murphy, and the Charitable Annuity Trust for Ernestine C. Nickle held under that certain trust known as the Oliver C. Carmichael, Jr. Revocable Trust, dated July 2, 1971

By:        /s/ Steven J. Wessell
Name:   Steven J. Wessell
Its:         Executive Vice President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, no par value, of 1st Source Corporation (the “Company” or the “Issuer”) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.   The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 20, 2012.

FIRST SOURCE BANK, AS TRUSTEE OF:

That certain irrevocable trust indenture between Ella Louise Morris, as grantor, and Ernest M. Morris, as trustee, dated April 28, 1932

The Carmen C. Murphy Trust, the Oliver C. Carmichael III Trust, the Ernestine C. Nickle Trust, and the Stanley Clark Carmichael Trust held under that certain irrevocable trust agreement between Ella L. Morris, as grantor, and First Bank and Trust Company of South Bend, as trustee, dated March 22, 1957

The Carmen C. Murphy Trust, the Oliver C. Carmichael III Trust, the Ernestine C. Nickle Trust, and the Stanley Clark Carmichael Trust held under that certain irrevocable trust agreement between Ella L. Morris, as grantor, and First Bank and Trust Company of South Bend, as trustee, dated October 20, 1959

That certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2877, dated August 6, 1960

That certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2879, dated August 6, 1960

That certain trust known as the Irrevocable Living Trust Created for Oliver C. Carmichael III by Ernestine Raclin (f/k/a/ Ernestine M. Carmichael), dated October 27, 1964

That certain trust known as the Irrevocable Living Trust Created for Carmen C. Murphy by Ernestine Raclin (f/k/a/ Ernestine M. Carmichael), dated October 27, 1964

That certain trust known as the Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 213653, dated December 24, 1964

That certain trust known as the Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 21-3673, dated January 22, 1965

That certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3753, dated August 20, 1965

Trust No. 11 For The Primary Benefit Of Ernestine Raclin and Carmen C. Murphy and Trust No. 12 Providing For A Charitable Annuity And Otherwise For The Primary Benefit Of Ernestine Raclin And Carmen C. Murphy held under that certain trust known as the Revocable Living Trust Created By Ella L. Morris, dated the 12 day of October, 1965

The Charitable Annuity Trust for Oliver C. Carmichael III, the Charitable Annuity Trust for Stanley Clark Carmichael, the Charitable Annuity Trust for Carmen C. Murphy, and the Charitable Annuity Trust for Ernestine C. Nickle held under that certain trust known as the Oliver C. Carmichael, Jr. Revocable Trust, dated July 2, 1971

By:         /s/ Steven J. Wessell
Print Name:     Steven J. Wessell
Its:                    Executive Vice President
Dated:              September 20, 2012